

SI   18006229   'N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 01 2018

Washington DC
400

SEC FILE NUMBER

8- 68176

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____January 1, 2017_____ AND ENDING_____December 31, 2017_____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Esae Capital Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

1410 Broadway Suite 1102

(No. and Street)

New York	New York	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jim Yang 917.399.7600

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Star, CPA

(Name – *if individual, state last, first, middle name*)

2422 South Atlantic Avenue	Daytona Beach Shores	Florida	32118
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __Jim Yang_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Esae Capital Partners, LLC_____ , as

of __February 22_____, 20_18___, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

MICHAEL A AUSTIN
Notary Public - State of New York
NO. 01AU6163096
Qualified in Bronx County
My Commission Expires Mar 19, 2019

_____
Signature

__MANAGING PARTNER__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*__**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__*

ESAE CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED DECEMBER 31, 2017

ESAE CAPITAL PARTNERS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of ESAE CAPITAL PARTNERS, LLC

We have audited the financial statements of ESAE CAPITAL PARTNERS, LLC ("Company") which comprise the statement of financial condition as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended December 31, 2017 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ESAE CAPITAL PARTNERS, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of ESAE CAPITAL PARTNERS, LLC's financial statements. The supplemental information is the responsibility of ESAE CAPITAL PARTNERS, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 16, 2018

ESAE CAPITAL PARTNERS, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS	For Year Ended December 31, 2017
CURRENT ASSETS	
Cash and cash equivalents	$ 9,565
Accounts receivable	65,000
Other receivable	2,923
Marketable securities - available for sale	120,153
Deposits	-
Total current assets	197,641
Other non-current assets, less accumulated amortization	-
TOTAL ASSETS	$ 197,641

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$ 6,600
Other accrued expenses	-
Total current liabilities	6,600

MEMBERS' EQUITY

Members' equity	98,059
Accumulated other comprehensive income	
Unrealized gain on securities available for sale	92,982
Total Members' Equity	191,041
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 197,641

See notes to financial statements and auditors' report.

ESAE CAPITAL PARTNERS, LLC
STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME
AS OF DECEMBER 31, 2017

	2017
REVENUES:	
Fee Income	$ 222,500
EXPENSES:	
Compensation	$ 156,945
General operating expenses	56,094
Travel expense	104,475
Rent expense	19,500
Professional services	5,500
Total expenses	342,514
OTHER INCOME	
Interest income	$ 1
Dividend/Other income	1,993
Realized gain on securities	-
Total other income	1,994
NET (LOSS) FROM OPERATIONS	$ (118,020)
Other comprehensive income:	
Unrealized gains on securities	43,330
Comprehensive income	$ (74,690)

See notes to financial statements and auditors' report.

ESAE CAPITAL PARTNERS, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
AS OF DECEMBER 31, 2017

	Units	Member's Equity	Accumulated Other Comprehensive Income	Total Member's Equity
Balances, December 31, 2016	200,000	$ 141,079	$ 49,652	$ 190,731
Plus Capital Contributions		75,000	-	75,000
Less Distributions		-	-	-
Unrealized gain on marketable securities		-	43,330	43,330
Adjustment		-	-	-
Net comprehensive income (loss) for 2017		(118,020)	-	(118,020)
Balances, December 31, 2017	200,000	$ 98,059	$ 92,982	$ 191,041

See notes to financial statements and auditors' report.

ESAE CAPITAL PARTNERS, LLC
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2017

	2017
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ (118,020)
Adjustments to reconcile net loss to net cash:	
Depreciation and amortization expense	
Net change in operating assets and liabilities:	
Gain on sale marketable securities	-
Accounts receivable and other receivables	25,973
Accounts payable	(5,952)
Accounts payable and accrued liabilities	-
Other	16,991
Deposits	-
NET CASH PROVIDED BY OPERATING ACTIVITIES	(81,008)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Proceeds from sales of marketable securities	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net change in distributions	-
Net change Capital contributions	75,000
Adjustment	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	75,000
NET CHANGE IN CASH AND CASH EQUIVALENTS	(6,008)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	15,573
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 9,565

Note 1   <u>Organization</u>

<u>Organization and Business</u>
Esae Capital Partners, LLC, (the "Company"), a Delaware Limited Liability Company, was formed on October 21, 2008 in the State of Delaware and was granted its registration as a broker-dealer in securities under the Securities Exchange Act of 1934 in October 2009, and with the Financial Industry Regulatory Authority (FINRA).

On August 2, 2011, the Company closed a transaction to sell 100% of its membership interests to TONGYANG Securities, Inc. and its affiliates ("TYS") a Corporation organized under the laws of the Republic of Korea and the Company's legal name was changed to TONGYANG Esae Capital Markets, LLC ("TYECM"). TYECM was managed by TYS and TYS owned 100% of the membership interest in the Company and was the sole member. Previously, the Company was managed by Esae Management Group, LLC ("EMG"), a Delaware Limited Liability Company, which owned 100% of the membership interests of the Company and was the sole managing member.

On May 7, 2012, the TYECM received $250,000 in exchange for issuing 39.79% of the issued and outstanding membership interests to TONGYANG Securities Hong Kong Limited ("TYHKL"), a fully owned subsidiary of TYS.

On September 30, 2013, EMG purchased 95% of the membership interests of the Company from TYS and TYHKL, resulting in TYS and TYHKL collectively holding 5%. The transaction involved changing the Company's name back to Esae Capital Partners, LLC and the conversion of 50,000 membership units into 10,000 membership units and then the issuance of 190,000 new membership units to EMG (see Note 4).

<u>Rule 15c3-3 Exemption</u>
The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts

NOTE 2   <u>Summary of Significant Accounting Policies</u>

<u>Accounting Basis of Presentation</u>
These financial statements are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

NOTE 2   <u>Summary of Significant Accounting Policies -- Continued</u>

<u>Revenue Recognition</u>
The Company recognizes revenue only when the price is fixed or determinable, persuasive evidence of an arrangement exists, the service is performed and collectability of the related fee is reasonably assured. The Company's revenues consist of contracts for services that are recognized over the service period. At December 31, 2017, management believes all receivables to be fully collectible.

<u>Cash Equivalents and Cash Equivalents</u>
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business. Cash and cash equivalents are on deposit with financial institutions without restrictions. As of December 31, 2017, the accounts contain $0 above the federally insured limits of $250,000.

<u>Concentrations of Credit Risk</u>
Credit risk represents the accounting loss that would be recognized at the reporting date if counter parties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counter parties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions described below.

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash, cash equivalents, and marketable debt securities. The primary focus of the Company's investment strategy is to preserve capital and meet liquidity requirements. The Company's investment policy addresses the level of credit exposure by limiting the concentration in any on corporate issuer or sector. To manage the risk exposure, the Company maintains its portfolio of cash and cash equivalent and short term and long term investments. he Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business. Cash and cash equivalents are on deposit with financial institutions without restrictions.

<u>Marketable Securities</u>
Marketable securities are held for an indefinite period of time and thus are classified as available for sale securities. Realized investment gains and losses calculated on the average cost method are included in the statement of operations, as are provisions for other than temporary declines in the market value of available for sale securities. Unrealized gains and unrealized losses deemed to be temporary are excluded from earnings as a component of other comprehensive income. Factors considered in judging where an impairment is other than temporary include the financial condition, business prospects and creditworthiness of the issuer, the length of time that fair value has been less than cost, the relative amount of decline, and the Company's ability and intent to hold the investment until the fair value recovers. Accordingly, the Company recorded no impairment for losses of an other than temporary nature during 2017 and 2016.

NOTE 2   <u>Summary of Significant Accounting Policies -- Continued</u>

<u>Fair Value Measurements</u>
TAs required by the Fair Value Measurements and Disclosures Topic of the FASB ASC ("ASC 820-10"), fair value is measured based on a three tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows: (Level 1) observable inputs such as quoted prices in active markets; (Level 2) inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and)level 3) unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. The carrying value of the Company's marketable securities held for sale of $120,153 and $93,814 at December 31, 2017 and 2016, respectively, were value using level 1 inputs.

The carrying value of the Company's remaining financial assets and liabilities which consist of cash, accounts payable and accrued liabilities are not valued using level 1, 2 or 3 inputs. The Company believes that the recorded values approximate their fair value due to the short maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, exchange or credit risks arising from these financial instruments.

<u>Accounts Receivable</u>
Accounts receivable is comprised of uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. The carrying amount of accounts receivable is reviewed periodically for collectability. If management determines that collection is unlikely, an allowance that reflects management's best estimate of the amounts that will not be collected is recorded. Management reviews each accounts receivable balance that exceeds 30 days from the invoice date and, based on assessment of creditworthiness, estimates the portion, if any, of the balance that will not be collected. As of December 31, 2017 and 2016, the Company had not recorded a reserve for doubtful accounts.

<u>Income Taxes</u>
The Company is a Limited Liability Company ("LLC") for federal income tax reporting purposes. Therefore, the financial statements do not include a provision for income taxes since the Company is not a taxable entity. The Company is a single member LLC and is a disregarded entity for IRS purposes. Therefore, the Company has no federal, state, or local filing requirement. The Company's members are taxed on the Company's earnings.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2012 through 2017) remain subject to income tax audits.

<u>Use of Estimates</u>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ESAE CAPITAL PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2017

Note 3 *Marketable Securities*

The Company recorded $8,554 and $8,554 of other comprehensive income/(loss) associated with unrealized gains and losses on these investments during the years ended December 31, 2017 and 2016, respectively.

The following is a summary of available for sale marketable securities as of December 31, 2017 and 2016:

	2017				
	Beginning Balance	Purchases (Sales) at Cost	Realized Gain/ (Losses)	Unrealized Gain/(Losses)	End of Year Market or Fair Value
Equity Securities	$ 93,814	$ 0	$ 0	$ 26,329	$ 120,153

	2016				
	Beginning Balance	Purchases (Sales) at Cost	Realized Gain/ (Losses)	Unrealized Gain/(Losses)	End of Year Market or Fair Value
Equity Securities	$ 85,260	$ 0	$ 0	$ 8,554	$ 85,260

Note 4 <u>Member's Equity</u>

During the year ended December 31, 2012, TYHKL contributed capital of $250,000 in exchange for 39.79% of the issued and outstanding membership interests.

During the year ended December 31, 2013, EMG contributed capital of $225,000 in exchange for 190,000 member units of the Company. In addition to this transaction and immediately prior, the 50,000 member units outstanding were reduced to 10,000 units. The resulting ownership of TYS and TYHKL was 4,000 and 6.000 units, respectively. Finally, additional income earned during the time between valuing the 190,000 member units in March 2014 and executing the purchase of the units in September 2014, a $53,505 difference in members' equity was reclassified as payable to EMG's owner.

During the year ended December 31, 2015, the Company distributed $75,000 to EMG and received $25,000 from EMG.

During the year ended December 31, 2016, the Company distributed $0 to EMG and received $20,000 from EMG.

During the year ended December 31, 2017, the Company distributed $0 to EMG and received $75,000 from EMG.

Note 5 <u>Commitments</u>

On January 2, 2014, the Company executed a new sublease with Hana Financial Inc., one-year lease agreement with automatic one year extensions with a 60-day termination notice provision. The annual rent is $18,000. The sublease was extended for another year at the same rate of $1,500 payable each month, for a total annual rent of $19,500 for 2017.

Note 6 <u>Net Capital Requirements</u>

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2017, the Company has net allowable capital of $105,095 which exceeded the required net capital by $100,095.

Note 7 <u>Related parties</u>
None.

Note 8 <u>Subsequent Events</u>
The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

<u>COMPUTATION OF NET CAPITAL</u>

Total member's equity from Statement of Financial Condition	$	191,041
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		191,041
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2017		-
Total capital and allowable subordinated liabilities		191,041
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets		-
Other assets		67,923
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		123,118
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		(18,023)
Undue concentrations		-
Other		-
Net capital	$	105,095

<u>COMPUTATION OF BASIC NET CAPITAL REQUIREMENT</u>

Minimum net capital required	$	440
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	5,000
Excess net capital		100,095
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		99,095

See notes to financial statements and auditors' report.

AGGREGATE INDEBTEDNESS

Total aggregated indebtedness liabilities from Statement of Financial Condition	$	6,600
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	6,600
Ratio: Aggregate indebtedness to net capital		6.28%

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part II of form X-17A-5 as of December 31, 2017)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	105,095
Net audit adjustments	-
Net capital per above	105,095

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing as of December 31, 2017.

See notes to financial statements and auditors' report.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
ESAE Capital Partners, LLC

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) ESAE Capital Partners, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

February 16, 2018

🏛 ESAE CAPITAL PARTNERS, LLC

January 1, 2018

Esae Capital Partners, LLC (SEC#8-68176 / FINRA CRD#149687) is exempt from SEC Rule 15c-3 under the provisions of paragraph (k)(2)(i) and has met all of the exemptions for the most recent fiscal year of 2017.

Thank You,

Jim Yang
Managing Director

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Managing Member of ESAE Capital Partners, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by ESAE Capital Partners, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC , solely to assist you and the other specified parties in evaluating ESAE Capital Partners, LLC's compliance with the applicable instructions of Form SIPC-7. ESAE Capital Partners, LLC's management is responsible for ESAE Capital Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 16, 2018